UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-15256

CUSIP NUMBER 10553M101

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brasil Telecom S.A.
Full Name of Registrant

N/A
Former Name if Applicable

SIA/Sul, ASP, Lote D, Bloco B
Address of Principal Executive Office (Street and Number)

71215 – 000 – Setor de Indústria, Brasília, DF, Brazil
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2008 without unreasonable effort or expense as the Registrant has been unable to complete its financial statements prior to the due date for the filing of this Annual Report due to:

(i)	a delay in the Registrant’s completion of its analysis that may result in a significant provision for contingencies that the Registrant would recognize in the second quarter of 2009. This provision would require subsequent events disclosure in a note to its financial statements for the year ended December 31, 2008. The Registrant’s documentation relating to these contingencies is also in the process of being audited by the Registrant’s independent auditors; and

(ii)	delays in the completion of the U.S. GAAP reconciliation of the financial statements of the Registrant resulting from the Registrant’s preparation of a restatement of the U.S. GAAP reconciliation of its financial statements at December 31, 2007 and for the years ended December 31, 2007 and 2006 to correct certain errors discovered by the Registrant in its previously filed financial statements. As a result of this restatement, the Registrant expects to report net income under U.S. GAAP of R$868 million and R$616 million for the years ended December 31, 2007 and 2006, respectively, and shareholder’s equity under U.S. GAAP of R$7,329 million at December 31, 2007. This restatement relates solely to our U.S. GAAP reconciliation and will have no effect on the presentation of our primary financial statements prepared in Brazilian GAAP.

We anticipate being able to file our Form 20-F within the permitted 15 calendar day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marcelo Augusto Salgado Ferreira	(+55 21)	3131-2871
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the financial statements of the Registrant prepared under Brazilian GAAP, net operating revenue for the year ended December 31, 2008 was R$11,297 million, representing a 2.2% increase over net operating revenue of R$11,059 million for the year ended December 31, 2007. Net income in the year ended December 31, 2008 was R$1,030 million, or R$1.88 per share, compared to net income of R$800 million, or R$1.46 per share, for the year ended December 31, 2007.

Brasil Telecom S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2009	By	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer